EXHIBIT 99.1

TransAlta Reports First Quarter 2025 Results and Reaffirms Annual Guidance

CALGARY, Alberta, May 07, 2025 (GLOBE NEWSWIRE) -- TransAlta Corporation (TransAlta or the Company) (TSX: TA) (NYSE: TAC) today reported its financial results for the first quarter ended March 31, 2025.

"Our business delivered strong operational performance across the fleet during the first quarter. While the Company's merchant portfolio in Alberta was partially impacted by softer power prices, our hedging strategy and active asset optimization continued to generate realized prices well above spot prices," said John Kousinioris, President and Chief Executive Officer of TransAlta.

"We have a unique and diversified generating fleet that is complemented by a highly skilled energy marketing and trading team. Though we are operating within a challenging pricing environment in Alberta, our assets continue to perform well, and we remain confident in our 2025 Outlook," added Mr. Kousinioris.

"During the quarter, we executed and progressed multiple strategic initiatives. We advanced our growth plan by securing a strategic partnership with Nova Clean Energy, LLC, which grants the Company the exclusive option to purchase late-stage development projects in the western United States. Nova's team has a successful track record of developing projects across the U.S. and has a development portfolio of over four GW. We continued to advance our data centre strategy in Alberta by moving into the commercialization phase. Negotiations on repowering opportunities at our Centralia facility continue to progress. And, finally, we successfully issued $450 million of medium-term notes and repaid our $400 million term loan that was due later this year, maintaining our financial strength and capital discipline."

First Quarter 2025 Highlights

  Achieved strong operational availability of 94.9 per cent in 2025, compared to 92.3 per cent in 2024
  Adjusted EBITDA(1) of $270 million, compared to $342 million for the same period in 2024
  Free Cash Flow (FCF)(1) of $139 million, or $0.47 per share, compared to $221 million, or $0.72 per share, for the same period in 2024
  Adjusted earnings before income taxes(1) of $28 million, or $0.09 per share, compared to $144 million, or $0.47 per share, for the same period in 2024
  Cash flow from operating activities of $7 million, compared to $244 million from the same period in 2024
  Net earnings attributable to common shareholders(1) of $46 million, or $0.15 per share, compared to $222 million, or $0.72 per share, for the same period in 2024
  Declared quarterly dividend of $0.065 per share common share, an increase of eight per cent

Key Business Developments

Nova Clean Energy, LLC

During the first quarter of 2025, the Company made a strategic investment in Nova Clean Energy, LLC (Nova), a developer of renewable energy projects. The investment includes a US$75 million term loan and US$100 million revolving facility. At closing of the transaction, US$74 million was drawn by Nova under the credit facilities. The outstanding principal under the term loan and the revolving facility bear interest of seven per cent per annum with interest due quarterly. The terms of the term loan and the revolving facility are six and five years, respectively, unless accelerated. The term loan is convertible to a minority equity interest at any time, prior to maturity, at the option of the Company and any remaining unused term loan commitments at the time of conversion would be terminated. This investment provides the Company with the exclusive right to purchase Nova's late-stage development projects in the western U.S.

Annual Shareholder Meeting

On April 24, 2025 at TransAlta's Annual and Special Meeting of Shareholders, the Company received strong support on all items of business, including the election of all 11 director nominees, re-appointment of auditors, Say-on-Pay, and approval of the Company's Amended and Restated Shareholder Rights Plan.

Two directors did not stand for re-election and the Board would like to extend its gratitude to Mr. Harry Goldgut and Ms. Sarah Slusser for their service.

The Company welcomed Mr. Brian Baker to the Board who brings extensive experience in strategic direction, risk management and growth alongside his extensive background in infrastructure.

Mothballing of Sundance 6

As previously communicated, the Company mothballed the Sundance Unit 6 facility on April 1, 2025. The Company initially provided notice to the Alberta Electric System Operator (AESO) on Nov. 4, 2024, that Sundance Unit 6 would be mothballed on April 1, 2025, for a period of up to two years depending on market conditions. TransAlta maintains the flexibility to return the mothballed unit to service when market fundamentals improve or opportunities to contract are secured.

Senior Notes Offering

On March 24, 2025, the Company issued $450 million of senior notes with a fixed annual coupon of 5.625 per cent, maturing on March 24, 2032. The notes are unsecured and rank equally in right of payment with all existing and future senior indebtedness and senior in right of payment to all future subordinated indebtedness. Interest payments on the notes are made semi-annually, on March 24 and Sept. 24, with the first payment commencing Sept. 24, 2025.

On March 25, 2025, the Company repaid its $400 million variable rate term loan facility in advance of the scheduled maturity date of Sept. 7, 2025, with the proceeds received from the $450 million senior notes offering.

Normal Course Issuer Bid (NCIB) and Automatic Securities Purchase Plan (ASPP)

TransAlta remains committed to enhancing shareholder returns through appropriate capital allocation such as share buybacks and its quarterly dividend.

On May 27, 2024, the Company announced that it had received approval from the Toronto Stock Exchange to purchase up to 14 million common shares during the 12-month period that commenced May 31, 2024, and terminates May 31, 2025. Any common shares purchased under the NCIB will be cancelled.

On Feb. 19, 2025 the Company announced it was allocating up to $100 million to be returned to shareholders in the form of share repurchases.

On March 25, 2025, the Company entered into an ASPP to facilitate repurchases of TransAlta's common shares under its NCIB. Under the ASPP, the Company’s broker may purchase common shares from the effective date of the ASPP until the termination of the ASPP. All purchases of common shares made under the ASPP will be included in determining the number of common shares purchased under the NCIB. The ASPP will terminate on the earliest of: (a) May 8, 2025; (b) the date on which the maximum purchase limits under the ASPP are reached; or (c) the date on which the Company terminates the ASPP in accordance with its terms.

As of May 6, 2025, the Company has purchased and cancelled a total of 1,932,800 common shares, at an average price of $12.42 per common share, for a total cost of $24 million, including taxes.

Declared Increase in Common Share Dividend

On Feb. 19, 2025, the Company’s Board of Directors approved a $0.02 annualized increase to the common share dividend, an eight per cent increase, and declared a dividend of $0.065 per common share payable on July 1, 2025 to shareholders of record at the close of business on June 1, 2025. The quarterly dividend of $0.065 per common share represents an annualized dividend of $0.26 per common share.

First Quarter 2025 Operational and Financial Highlights

	Three Months Ended
$ millions, unless otherwise stated	March 31, 2025	March 31, 2024
Operational information
Availability (%)	94.9	92.3
Production (GWh)	6,832	6,178
Select financial information
Revenues	758	947
Adjusted EBITDA(1)	270	342
Adjusted earnings before income taxes(1)	28	144
Earnings before income taxes	49	267
Adjusted net earnings after taxes attributable to common shareholders(1)	30	128
Net earnings (loss) attributable to common shareholders	46	222
Cash flows
Cash flow from operating activities	7	244
Funds from operations(1)	179	254
Free cash flow(1)	139	221
Per share
Adjusted net earnings attributable to common shareholders per share(1)	0.10	0.41
Net earnings per share attributable to common shareholders, basic and diluted	0.15	0.72
Funds from operations per share(1)	0.60	0.82
FCF per share(1)	0.47	0.72
Dividends declared per common share	0.07	—
Weighted average number of common shares outstanding	298	308

Segmented Financial Performance

	Three Months Ended
$ millions	March 31, 2025	March 31, 2024
Hydro	47	87
Wind and Solar	102	89
Gas	104	125
Energy Transition	37	27
Energy Marketing	21	39
Corporate	(41)	(25)
Total adjusted EBITDA(1)	270	342
Adjusted earnings before income taxes(1)	28	144
Earnings before income taxes	49	267
Adjusted net earnings attributable to common shareholders(1)	30	128
Net earnings attributable to common shareholders	46	222

First Quarter 2025 Financial Results Summary

For the three months ended March 31, 2025, the Company delivered strong operational performance, while financial performance was partially impacted by softer power prices in Alberta. The Company remains confident in its ability to achieve results within its previously stated guidance range. On Dec. 4, 2024, the Company completed the acquisition of Heartland Generation, which added 1,747 MW to gross installed capacity, excluding the Poplar Hill and Rainbow Lake facilities, (collectively, the Planned Divestitures). IFRS financial statements include the results attributable to the Planned Divestitures, which the Company agreed to divest pursuant to a consent agreement entered into with the Commissioner of Competition for Canada. Our non-IFRS measures and operational KPIs exclude the results of the Planned Divestitures.

Availability for the three months ended March 31, 2025, was 94.9 per cent, compared to 92.3 per cent in the same period 2024, an increase of 2.6 percentage points, primarily due to:

  The addition of new facilities, including the Heartland gas facilities in the fourth quarter of 2024 and the White Rock and Horizon Hill wind facilities in the first and second quarters of 2024, which operated at higher availability during the first quarter of 2025;
  Lower unplanned outages at the Centralia facility in the Energy Transition segment; and
  Lower planned major maintenance outages in the Hydro fleet.

Total production for the three months ended March 31, 2025, increased by 654 GWh, or 11 per cent, compared to the same period in 2024, primarily due to:

  Production from the Heartland gas facilities acquired in December 2024;
  Production from new wind and solar facilities, including the White Rock West and East wind facilities commissioned in January and April 2024, respectively, and the Horizon Hill wind facility commissioned in May 2024;
  Improved availability at the Centralia facility due to lower unplanned outages; and
  Higher wind resource across all regions; partially offset by
  Higher dispatch optimization in Alberta due to lower market prices; and
  Lower production in Australia due to lower customer demand.

Adjusted EBITDA for the three months ended March 31, 2025, was $270 million, compared to $342 million in the same period last year, a decrease of $72 million, or 21 per cent. The major factors impacting adjusted EBITDA include:

  Hydro adjusted EBITDA decreasing by $40 million, or 46 per cent, compared to 2024, primarily due to lower spot power prices and ancillary services prices in the Alberta market, partially offset by higher merchant and ancillary services volumes due to higher water reserves in the first quarter of 2025 and favourable hedging positions settled, which generated positive contributions over settled spot prices in the first quarter of 2025;
  Gas adjusted EBITDA decreasing by $21 million, or 17 per cent, compared to 2024, primarily due to higher OM&A related to the addition of the Heartland facilities, lower merchant volumes due to lower market prices driven by milder weather and new gas generation in Alberta and lower spot power prices in Alberta, partially offset by favourable hedge positions settled, and the addition of the Heartland facilities;
  Energy Marketing adjusted EBITDA decreasing by $18 million, or 46 per cent, compared to 2024, primarily due to comparatively muted market volatility across North American natural gas and power markets and lower realized settled trades in the first quarter of 2025 compared to the same period in 2024;
  Corporate adjusted EBITDA decreasing by $16 million, or 64 per cent, compared to 2024, primarily due to increased spending to support strategic growth projects and the addition of corporate costs related to the acquisition of Heartland;
  Wind and Solar adjusted EBITDA increasing by $13 million, or 15 per cent, compared to 2024, primarily due to higher revenues from the Horizon Hill and White Rock West and East wind facilities due to full first quarter production in 2025 and higher production volumes across all regions, partially offset by lower Alberta pool prices and higher OM&A from the addition of new wind facilities; and
  Energy Transition adjusted EBITDA increasing by $10 million, or 37 per cent, compared to 2024, primarily due to lower fuel and purchased power costs; partially offset by increased economic dispatch driven by lower market prices, which negatively impacted merchant revenues.

Cash flow from operating activities totalled $7 million for the three months ended March 31, 2025, compared to $244 million in the same period in 2024, a decrease of $237 million, or 97 per cent, primarily due to:

  Unfavourable change in non-cash operating working capital balances due to lower accounts payable and accrued liabilities, higher accounts receivable, higher income taxes receivable and higher collateral provided;
  Lower gross margin due to lower revenues, excluding the effect of unrealized losses from risk management activities, partially offset by lower fuel and purchased power;
  Higher OM&A due to increased spending on strategic and growth initiatives, the addition of the Heartland facilities and associated corporate costs, the addition of the White Rock and Horizon Hill wind facilities in the first and second quarters of 2024 and higher spending related to the planning and design of an upgrade to our ERP system; and
  Higher interest expense primarily due to lower capitalized interest resulting from lower construction activity in the first quarter of 2025 compared to 2024; partially offset by
  Lower current income tax expense due to lower earnings before income taxes in the first quarter of 2025 compared to 2024.

FCF totalled $139 million for the three months ended March 31, 2025, compared to $221 million for the same period in 2024, a decrease of $82 million, or 37 per cent, primarily driven by:

  The adjusted EBITDA items noted above;
  Higher sustaining capital expenditures due to the receipt of a lease incentive related to the Company's head office during the first quarter of 2024 and higher major maintenance during the first quarter of 2025 at our Canadian gas fleet, including at the gas facilities acquired from Heartland; and
  Higher net interest expense due to lower capitalized interest resulting from lower construction activity in the first quarter of 2025 compared to the same period in 2024; partially offset by
  Lower distributions paid to subsidiaries' non-controlling interests relating to lower TA Cogen net earnings resulting from lower merchant pricing in the Alberta market;
  Lower current income tax expense due to lower earnings before income taxes in 2025 compared to the same period in 2024; and
  Lower provisions accrued in the current period compared to the same period in prior year resulting in higher FCF.

Earnings before income taxes totalled $49 million for the three months ended March 31, 2025, compared to $267 million in the same period in 2024, a decrease of $218 million, or 82 per cent.

Adjusted earnings before income taxes for the three months ended March 31, 2025 decreased by $116 million, or 81 per cent, compared to the same period in 2024, primarily due to:

  The adjusted EBITDA items noted above;
  Higher depreciation and amortization due to the addition of the Heartland gas facilities and White Rock and Horizon Hill wind facilities; and
  Higher interest expense due to lower capitalized interest resulting from lower construction activity in the first quarter of 2025 compared to the same period in 2024.

Net earnings attributable to common shareholders for the three months ended March 31, 2025 decreased to $176 million, or 79 per cent, compared to the same period in 2024, primarily due to:

  The factors causing lower adjusted earnings before income taxes noted above;
  Higher unrealized mark-to-market losses recorded in the Wind and Solar segment primarily related to long-term wind energy sales related to the Oklahoma facilities;
  Lower unrealized mark-to-market gains recorded in the Gas segment primarily related to lower volumes hedged in the current period;
  Higher asset impairment charges on the Planned Divestiture assets classified as Assets Held for Sale, offset by a fair value gain on the contingent consideration payable in the first quarter of 2025 driven by updated expectations of the fair value less costs to sell on the Planned Divestitures;
  Higher asset impairment charges due to an increase in decommissioning and restoration provisions on retired assets driven by a decrease in discount rates and revisions in estimated decommissioning costs; impairment charges related to development projects that are no longer proceeding, partially offset by an impairment reversal related to certain energy transition assets reclassified to assets held for sale; and
  Higher spending relating to planning and design work on a planned upgrade to our ERP system; partially offset by
  Higher unrealized mark-to-market gains recorded in the Hydro segment primarily related to the favourable changes in forward prices;
  Lower current income tax expense due to lower earnings before income taxes in 2025 compared to the same period in 2024; and
  Net loss attributable to non-controlling interests compared to net earnings in the same period in 2024, primarily due to lower net earnings for TA Cogen resulting from lower merchant pricing in the Alberta market.

Optimization of the Alberta Portfolio

For the three months ended March 31, 2025, the Alberta electricity portfolio generated 3,195 GWh compared to 3,173 GWh in the same period in 2024. The production increase of 22 GWh, or one per cent, was primarily due to:

  Higher contract production in the Gas segment due to the addition of gas facilities from the acquisition of Heartland in the fourth quarter of 2024;
  Higher production volumes in the Wind and Solar segment due to higher wind resources in the first quarter of 2025; and
  Higher production from the Hydro segment due to higher water resource compared to the prior year; partially offset by
  Lower merchant production in the Gas segment due to higher dispatch optimization driven by lower market prices.

Adjusted gross margin for the Alberta portfolio for the three months ended March 31, 2025, was $162 million, compared to $223 million in the same period of 2024. The decrease of $61 million, or 27 per cent, was primarily due to

  The impact of lower Alberta spot prices and ancillary services prices;
  Higher fuel costs in the Gas segment due to higher natural gas prices and the addition of the Heartland facilities; and
  An increase in the carbon price per tonne from $80 in 2024 to $95 in 2025; partially offset by
  Higher gains realized on financial hedges settled in the period;
  Positive contribution from the addition of the Heartland facilities in the Gas segment;
  Lower purchased power due to lower Alberta spot prices;
  Lower carbon compliance costs due to lower production in the Gas segment; and
  Higher hydro ancillary services volumes due to increased demand by the AESO.

The average spot power price per MWh for the Alberta portfolio for the three months ended was $40, compared to $99 in the same period in 2024. This was primarily due to milder weather and the addition of increased supply from new renewables and combined-cycle gas facilities into the market compared to the same period in 2024.

Hedged volumes for the three months ended March 31, 2025, were 2,273 GWh at an average price of $71 per MWh, compared to 1,908 GWh at an average price of $88 per MWh in 2024.

Liquidity and Financial Position

We maintain adequate available liquidity under our committed credit facilities. As at March 31, 2025, we had access to $1.5 billion in liquidity, including $238 million in cash, which exceeds the funds required for committed growth, sustaining capital and productivity projects.

2025 Outlook

We remain confident in our ability to meet our 2025 Outlook.

The following table outlines our expectations on key financial targets and related assumptions for 2025 and should be read in conjunction with the narrative discussion that follows and the Governance and Risk Management section of TransAlta's first quarter 2025 MD&A for additional information:

Measure	2025 Target
Adjusted EBITDA	$1,150 to $1,250 million
FCF	$450 to $550 million
FCF per share	$1.51 to $1.85
Annual dividend per share	$0.26 annualized

The Company's outlook for 2025 may be impacted by a number of factors as detailed below.

Market	2025 Assumptions
Alberta spot ($/MWh)	$40 to $60
Mid-Columbia spot (US$/MWh)	US$50 to US$70
AECO gas price ($/GJ)	$1.60 to $2.10

Alberta spot price sensitivity: a +/- $1 per MWh change in spot price is expected to have a +/-$2 million impact on adjusted EBITDA for the balance of the year.

Other assumptions relevant to the 2025 outlook

2025 Assumptions
Energy Marketing gross margin	$110 to $130 million
Sustaining capital	$145 to $165 million
Current income tax expense	$95 to $130 million
Net interest expense	$255 to $275 million

Hedging assumptions	Q2 2025	Q3 2025	Q4 2025	2026
Hedged production (GWh)	1,809	2,139	1,848	6,432
Hedge price ($/MWh)	$69	$68	$71	$68
Hedged gas volumes (GJ)	7 million	8 million	7 million	19 million
Hedge gas prices ($/GJ)	$3.25	$3.22	$3.57	$3.65

Refer to the 2025 Outlook section in our 2024 Annual MD&A for further details relating to our Outlook and related assumptions.

Conference call

TransAlta will host a conference call and webcast at 9:00 a.m. MST (11:00 a.m. EST) today, May 7, 2025, to discuss our first quarter 2025 results. The call will begin with comments from John Kousinioris, President and Chief Executive Officer, and Joel Hunter, EVP Finance and Chief Financial Officer, followed by a question-and-answer period.

First Quarter 2025 Conference Call

Webcast link: https://edge.media-server.com/mmc/p/wzq2tgtc

To access the conference call via telephone, please register ahead of time using the call link here: https://register.vevent.com/register/BI863e6b314dbc4284ae19fafc47eca7ac. Once registered, participants will have the option of 1) dialing into the call from their phone (via a personalized PIN); or 2) clicking the “Call Me” option to receive an automated call directly to their phone.

Related materials will be available on the Investor Centre section of TransAlta’s website at https://transalta.com/investors/presentations-and-events/. If you are unable to participate in the call, the replay will be accessible at https://edge.media-server.com/mmc/p/wzq2tgtc. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Notes

(1)These items (Adjusted EBITDA, adjusted earnings (loss) before income taxes, adjusted net earnings (loss) after income taxes attributable to common shareholders, funds from operations, free cash flow, adjusted net earnings attributable to common shareholders per share, funds from operations (FFO) per share and free cash flow (FCF) per share) are non-IFRS measures, which are not defined, have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Presenting these items from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison with prior periods’ results. Please refer to the Non-IFRS financial measures section of this earnings release for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

Accounting Changes

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended Dec. 31, 2024.

Non-IFRS financial measures

We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our consolidated financial statements prepared in accordance with IFRS. We believe that these non-IFRS amounts, measures and ratios, read together with our IFRS amounts, provide readers with a better understanding of how management assesses results.

Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results.

We calculate adjusted measures by adjusting certain IFRS measures for certain items we believe are not reflective of our ongoing operations in the period. Except as otherwise described, these adjusted measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, unless stated otherwise.

Adjusted EBITDA

Each business segment assumes responsibility for its operating results measured by adjusted EBITDA. Adjusted EBITDA is an important metric for management that represents our core operational results.

During the first quarter of 2025, our adjusted EBITDA composition was amended to remove the impact of realized gain (loss) on closed exchange positions, which was included in adjusted EBITDA composition until the fourth quarter of 2024. The adjustment was intended to explain a timing difference between our internally and externally reported results and was useful at a time when markets were more volatile. The impact of realized gain (loss) on closed exchange positions was removed to simplify our reporting. Accordingly, the Company has applied this composition to all previously reported periods.

During the first quarter of 2025, our adjusted EBITDA composition was amended to remove the impact of Australian interest income, which was included in adjusted EBITDA composition until the fourth quarter of 2024. Initially, on the commissioning of the South Hedland facility in July 2017, we prepaid approximately $74 million of electricity transmission and distribution costs. Interest income, which was recorded on the prepaid funds, was reclassified as a reduction in the transmission and distribution costs expensed each period to reflect the net cost to the business. The impact of Australian interest income was removed to simplify our reporting since the amounts were not material. Accordingly, the Company has applied this composition to all previously reported periods.

Interest, taxes, depreciation and amortization are not included, as differences in accounting treatment may distort our core business results. In addition, certain reclassifications and adjustments are made to better assess results, excluding those items that may not be reflective of ongoing business performance. This presentation may facilitate the readers' analysis of trends. The most directly comparable IFRS measure is earnings before income taxes.

Adjusted Revenue

Adjusted Revenues is Revenues (the most directly comparable IFRS measure) adjusted to exclude:

The impact of unrealized mark-to-market gains or losses and unrealized foreign exchange gains or losses on commodity transactions.

Certain assets that we own in Canada and Western Australia are fully contracted and recorded as finance leases under IFRS. We believe that it is more appropriate to reflect the payments we receive under the contracts as a capacity payment in our revenues instead of as finance lease income and a decrease in finance lease receivables.

Revenues from the Planned Divestitures as they do not reflect ongoing business performance.

Adjusted Fuel and Purchased Power

Adjusted Fuel and Purchased Power is Fuel and Purchased Power (the most directly comparable IFRS measure) adjusted to exclude fuel and purchased power from the Planned Divestitures as it does not reflect ongoing business performance.

Adjusted OM&A

Adjusted OM&A is OM&A (the most directly comparable IFRS measure) adjusted to exclude:

Acquisition-related transaction and restructuring costs, mainly comprised of severance, legal and consultant fees as these do not reflect ongoing business performance.

ERP integration costs representing planning, design and integration costs of upgrades to the existing ERP system as they represent project costs that do not occur on a regular basis, and therefore do not reflect ongoing performance.

OM&A from the Planned Divestitures as it does not reflect ongoing business performance.

Adjusted Earnings (Loss) before income taxes

Adjusted earnings (loss) before income taxes represents segmented earnings (loss) adjusted for certain items that we believe do not reflect ongoing business performance and is an important metric for evaluating performance trends in each segment.

For details of the adjustments made to earnings (loss) before income taxes (the most directly comparable IFRS measure) to calculate adjusted earnings (loss) before income taxes, refer to the Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment section of the MD&A.

Adjusted Net Earnings (Loss) attributable to common shareholders

Adjusted net earnings (loss) attributable to common shareholders represents net earnings (loss) attributable to common shareholders adjusted for specific reclassifications and adjustments and their tax impact, and is an important metric for evaluating performance. For details of the reclassifications and adjustments made to net earnings (loss) attributable to common shareholders (the most directly comparable IFRS measure), please refer to the reconciliation of net earnings (loss) to adjusted net earnings (loss) attributable to common shareholders in the Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment section of the MD&A.

Adjusted Net Earnings (Loss) per common share attributable to common shareholders

Adjusted net earning (loss) per common share attributable to common shareholders is calculated as adjusted net earnings (loss) attributable to common shareholders divided by a weighted average number of common shares outstanding during the period. The measure is useful in showing the earnings per common share for our core operational results as it excludes the impact of items that do not reflect an ongoing business performance. Adjusted net earnings (loss) attributable per common share is a non-IFRS ratio and the most directly comparable IFRS measure is net income (loss) per common share attributable to common shareholders. Refer to the reconciliation of earnings (loss) before income taxes to adjusted net earnings (loss) attributable to common shareholders in the Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment section of the MD&A.

Funds From Operations (FFO)

Represents a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FFO is calculated as cash flow from operating activities before changes in working capital and is adjusted for transactions and amounts that the Company believes are not representative of ongoing cash flows from operations.

Free Cash Flow (FCF)

Represents the amount of cash that is available to invest in growth initiatives, make scheduled principal debt repayments, repay maturing debt, pay common share dividends or repurchase common shares and provides the ability to evaluate cash flow trends in comparison with the results from prior periods. Changes in working capital are excluded so that FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and timing of receipts and payments.

Non-IFRS Ratios

FFO per share, FCF per share and adjusted net debt to adjusted EBITDA are non-IFRS ratios that are presented in the MD&A. Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Non-IFRS Financial Ratios sections of the MD&A for additional information.

FFO per share and FCF per share

FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period. FFO per share and FCF per share are non-IFRS ratios.

Reconciliation of these non-IFRS financial measures to the most comparable IFRS measure are provided below.

Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment

The following table reflects adjusted EBITDA and adjusted earnings (loss) before income taxes by segment and provides reconciliation to earnings (loss) before income taxes for the three months ended March 31, 2025:

	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	86	107	390	154	27	1	765	(7)	—	758
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(21)	36	(32)	(1)	1	—	(17)	—	17	—
Decrease in finance lease receivable	—	1	7	—	—	—	8	—	(8)	—
Finance lease income	—	1	5	—	—	—	6	—	(6)	—
Revenues from Planned Divestitures	—	—	(4)	—	—	—	(4)	—	4	—
Adjusted revenue	65	145	366	153	28	1	758	(7)	7	758
Fuel and purchased power	4	10	163	98	—	2	277	—	—	277
Reclassifications and adjustments:
Fuel and purchased power related to Planned Divestitures	—	—	(2)	—	—	—	(2)	—	2	—
Adjusted fuel and purchased power	4	10	161	98	—	2	275	—	2	277
Carbon compliance	—	1	49	—	—	(1)	49	—	—	49
Adjusted gross margin	61	134	156	55	28	—	434	(7)	5	432
OM&A	13	29	59	17	7	49	174	(1)	—	173
Reclassifications and adjustments:
OM&A related to Planned Divestitures	—	—	(2)	—	—	—	(2)	—	2	—
ERP integration costs	—	—	—	—	—	(4)	(4)	—	4	—
Acquisition-related transaction and restructuring costs	—	—	—	—	—	(4)	(4)	—	4	—
Adjusted OM&A	13	29	57	17	7	41	164	(1)	10	173
Taxes, other than income taxes	1	5	5	1	—	—	12	—	—	12
Net other operating income	—	(4)	(10)	—	—	—	(14)	—	—	(14)
Reclassifications and adjustments:
Insurance recovery	—	2	—	—	—	—	2	—	(2)	—
Adjusted net other operating income	—	(2)	(10)	—	—	—	(12)	—	(2)	(14)
Adjusted EBITDA(2)	47	102	104	37	21	(41)	270
Depreciation and amortization	(9)	(53)	(64)	(15)	(2)	(5)	(148)	2	—	(146)
Equity income	—	—	—	—	—	(1)	(1)	—	3	2
Interest income	—	—	—	—	—	5	5	—	—	5
Interest expense	—	—	—	—	—	(94)	(94)	1	—	(93)
Realized foreign exchange loss	—	—	—	—	—	(4)	(4)	—	—	(4)
Adjusted earnings (loss) before income taxes(2)	38	49	40	22	19	(140)	28
Reclassifications and adjustments above	21	(36)	20	1	(1)	(8)	(3)
Finance lease income	—	1	5	—	—	—	6	—	—	6
Skookumchuk earnings reclass to Equity income(1)	—	(3)	—	—	—	3	—	—	—	—
Fair value change in contingent consideration payable	—	—	34	—	—	—	34	—	—	34
Asset impairment (charges) reversals	—	—	(34)	24	—	(5)	(15)	—	—	(15)
Loss on sale of assets and other	—	—	—	—	—	(1)	(1)	—	—	(1)
Earnings (loss) before income taxes	59	11	65	47	18	(151)	49		—	49

(1)  The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2)  Adjusted EBITDA, adjusted earnings (loss) before income taxes are not defined and have no standardized meaning under IFRS. During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions. Refer to the Non-IFRS financial measures and other specified financial measures section in this earnings release and may not be comparable to similar measures presented by other issuers.

The following table reflects adjusted EBITDA and adjusted earnings (loss) before income taxes by segment and provides reconciliation to earnings (loss) before income taxes for the three months ended March 31, 2024:

	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	112	139	433	217	52	—	953	(6)	—	947
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(5)	(21)	(91)	(6)	(3)	—	(126)	—	126	—
Decrease in finance lease receivable	—	1	4	—	—	—	5	—	(5)	—
Finance lease income	—	1	1	—	—	—	2	—	(2)	—
Unrealized foreign exchange gain on commodity	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted revenue	107	120	346	211	49	—	833	(6)	120	947
Fuel and purchased power	6	9	142	166	—	—	323	—	—	323
Carbon compliance	—	—	40	—	—	—	40	—	—	40
Adjusted gross margin	101	111	164	45	49	—	470	(6)	120	584
OM&A	13	20	46	18	10	28	135	(1)	—	134
Reclassifications and adjustments:
Acquisition-related transaction and restructuring costs	—	—	—	—	—	(3)	(3)	—	3	—
Adjusted OM&A	13	20	46	18	10	25	132	(1)	3	134
Taxes, other than income taxes	1	4	3	—	—	—	8	—	—	8
Net other operating income	—	(2)	(10)	—	—	—	(12)	—	—	(12)
Adjusted EBITDA(2)(3)	87	89	125	27	39	(25)	342
Depreciation and amortization	(7)	(43)	(55)	(16)	(1)	(4)	(126)	2	—	(124)
Equity income	—	—	—	—	—	(2)	(2)	—	3	1
Interest income	—	—	—	—	—	7	7	—	—	7
Interest expense	—	—	—	—	—	(69)	(69)	—	—	(69)
Realized foreign exchange gain (loss)(4)	—	—	—	—	—	(8)	(8)	—	—	(8)
Adjusted earnings (loss) before income taxes(2)	80	46	70	11	38	(101)	144
Reclassifications and adjustments above	5	19	87	6	3	(3)	117
Finance lease income	—	1	1	—	—	—	2	—	—	2
Skookumchuk earnings reclass to Equity income(1)	—	(3)	—	—	—	3	—	—	—	—
Asset impairment charges	—	(4)	—	3	—	—	(1)	—	—	(1)
Gain on sale of assets and other(4)	—	—	—	—	—	2	2	—	—	2
Unrealized foreign exchange gain(4)	—	—	—	—	—	3	3	—	—	3
Earnings (loss) before income taxes	85	59	158	20	41	(96)	267	—	—	267

(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Adjusted EBITDA, adjusted earnings (loss) before income taxes are non-IFRS measures, are not defined, have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.
(3) During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. During the second quarter of 2024, our Adjusted EBITDA composition was amended to exclude the impact of acquisition-related transaction and restructuring costs. Therefore, the Company has applied this composition to all previously reported periods. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of the MD&A
(4) Foreign exchange loss and other of $3 million reported in the first quarter of 2024 was broken down to conform to the current period presentation.

Reconciliation of Earnings Before Income Taxes to Adjusted Net Earnings attributable to common shareholders

The following table reflects reconciliation of earnings before income taxes to adjusted earnings attributable to common shareholders for the three months ended March 31, 2025 and March 31, 2024:

	Three months ended March 31
	2025	2024
Earnings before income taxes	49	267
Income tax expense	7	29
Net earnings	42	238
Net (loss) earnings attributable to non-controlling interests	(4)	16
Net earnings attributable to common shareholders	46	222
Adjustments and reclassifications (pre-tax):
Adjustments and reclassifications to Revenues	(7)	(120)
Adjustments and reclassifications to Fuel and purchased power	2	—
Adjustments and reclassifications to OM&A	10	3
Adjustments and reclassifications to Net other operating expense (income)	(2)	—
Fair value change in contingent consideration payable (gain)	(34)	—
Finance lease income	(6)	(2)
Asset impairment charges	15	1
Loss (gain) on sale of assets and other	1	(2)
Unrealized foreign exchange (gain)	—	(3)
Calculated tax recovery on adjustments and reclassifications(1)	5	29
Adjusted net earnings attributable to common shareholders(2)	30	128
Weighted average number of common shares outstanding in the period	298	308
Net income per common share attributable to common shareholders	0.15	0.72
Adjustments and reclassifications (net of tax)	(0.05)	(0.31)
Adjusted net earnings per common share attributable to common shareholders(2)	0.10	0.41

(1) Represents a theoretical tax calculated by applying the Company's consolidated effective tax rate of 23.3 per cent for the three months ended March 31, 2025 (March 31, 2024 — 23.3 per cent). The amount does not take into account the impact of different tax jurisdictions the Company's operations are domiciled and does not include the impact of deferred taxes.
(2) Adjusted net earnings attributable to common shareholders and Adjusted net earnings per common share attributable to common shareholders are non-IFRS measures, are not defined, have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The most directly comparable IFRS measures are net earnings attributable to common shareholders and net earnings per share attributable to common shareholders, basic and diluted. Refer to the Non-IFRS financial measures and other specified financial measures section in this earnings release and may not be comparable to similar measures presented by other issuers.

Reconciliation of cash flow from operations to FFO and FCF

The table below reconciles our cash flow from operating activities to our FFO and FCF:

	Three months ended March 31
	2025	2024
Cash flow from operating activities(1)	7	244
Change in non-cash operating working capital balances	117	(7)
Cash flow from operations before changes in working capital	124	237
Adjustments
Share of adjusted FFO from joint venture(1)	2	2
Decrease in finance lease receivable	8	5
Brazeau penalties payment	33	—
Acquisition-related transaction and restructuring costs	6	3
Other(2)	6	7
FFO(3)	179	254
Deduct:
Sustaining capital(1)	(23)	1
Dividends paid on preferred shares	(13)	(13)
Distributions paid to subsidiaries’ non-controlling interests	—	(19)
Principal payments on lease liabilities	(1)	(1)
Other	(3)	(1)
FCF(3)	139	221
Weighted average number of common shares outstanding in the period	298	308
FFO per share(3)	0.60	0.82
FCF per share(3)	0.47	0.72

(1) Includes our share of amounts for the Skookumchuck wind facility, an equity-accounted joint venture.
(2) Other consists of production tax credits, which is a reduction to tax equity debt, less distributions from an equity-accounted joint venture.
(3) These items are not defined and have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. During the second quarter of 2024, our Adjusted EBITDA composition was amended to exclude the impact of acquisition-related transaction and restructuring costs. Therefore, the Company has applied this composition to all previously reported periods. Refer to the Non-IFRS financial measures and other specified financial measures section in this earnings release and may not be comparable to similar measures presented by other issuers.

The table below provides a reconciliation of our adjusted EBITDA to our FFO and FCF:

	Three Months Ended March 31
$ millions, unless otherwise stated	March 31, 2025	2024
Adjusted EBITDA(1)(4)	270	342
Provisions	8	—
Net interest expense(2)	(72)	(48)
Current income tax recovery (expense)	(13)	(27)
Realized foreign exchange gain (loss)	(2)	(8)
Decommissioning and restoration costs settled	(9)	(7)
Other non-cash items	(3)	2
FFO(3)(4)	179	254
Deduct:
Sustaining capital(4)	(23)	1
Dividends paid on preferred shares	(13)	(13)
Distributions paid to subsidiaries’ non-controlling interests	—	(19)
Principal payments on lease liabilities	(1)	(1)
Other	(3)	(1)
FCF(3)(4)	139	221

(1) Adjusted EBITDA is defined in the Additional IFRS Measures and Non-IFRS Measures of this earnings release and reconciled to earnings (loss) before income taxes above. During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. During the second quarter of 2024, our Adjusted EBITDA composition was amended to exclude the impact of acquisition-related transaction and restructuring costs. Therefore, the Company has applied this composition to all previously reported periods.
(2) Net interest expense is a non-IFRS measure, is not defined and has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Refer to the table below for detailed calculation.
(3) These items are not defined and have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. FFO and FCF are defined in the Non-IFRS financial measures and other specified financial measures section of in this earnings release and reconciled to cash flow from operating activities above.
(4) Includes our share of amounts for Skookumchuck wind facility, an equity-accounted joint venture.

TransAlta is in the process of filing its unaudited interim Consolidated Financial Statements and accompanying notes, as well as the associated Management’s Discussion & Analysis (MD&A). These documents will be available today on the Investors section of TransAlta’s website at www.transalta.com or through SEDAR at www.sedarplus.ca.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of thermal generation and hydro-electric power. For over 114 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 70 per cent reduction in GHG emissions or 22.7 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release includes "forward-looking information," within the meaning of applicable Canadian securities laws, and "forward-looking statements," within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "can", "could", "would", "shall", "believe", "expect", "estimate", "anticipate", "intend", "plan", "forecast", "foresee", "potential", "enable", "continue" or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from those set out in or implied by the forward-looking statements. In particular, this news release contains forward-looking statements about the following, among other things: the strategic objectives of the Company and that the execution of the Company's strategy will realize value for shareholders; our capital allocation and financing strategy; our sustainability goals and targets, including those in our 2024 Sustainability Report; our 2025 Outlook; our financial and operational performance, including our hedge position; optimizing and diversifying our existing assets; the increasingly contracted nature of our fleet; expectations about strategies for growth and expansion, including expected outcomes related to our investment in Nova Clean Energy, opportunities for Centralia redevelopment, and data centre opportunities; expected costs and schedules for planned projects; expected regulatory processes and outcomes, including in relation to the Alberta restructured energy market; the power generation industry and the supply and demand of electricity; the cyclicality of our business; expected outcomes with respect to legal proceedings; the expected impact of future tax and accounting changes; and expected industry, market and economic conditions.

The forward-looking statements contained in this news release are based on many assumptions including, but not limited to, the following: no significant changes to applicable laws and regulations; no unexpected delays in obtaining required regulatory approvals; no material adverse impacts to investment and credit markets; no significant changes to power price and hedging assumptions; no significant changes to gas commodity price assumptions and transport costs; no significant changes to interest rates; no significant changes to the demand and growth of renewables generation; no significant changes to the integrity and reliability of our facilities; no significant changes to the Company's debt and credit ratings; no unforeseen changes to economic and market conditions; and no significant event occurring outside the ordinary course of business.

These assumptions are based on information currently available to TransAlta, including information obtained from third-party sources. Actual results may differ materially from those predicted. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this news release include, but are not limited to: fluctuations in power prices; changes in supply and demand for electricity; our ability to contract our electricity generation for prices that will provide expected returns; our ability to replace contracts as they expire; risks associated with development projects and acquisitions; any difficulty raising needed capital in the future on reasonable terms or at all; our ability to achieve our targets relating to ESG; long-term commitments on gas transportation capacity that may not be fully utilized over time; changes to the legislative, regulatory and political environments; environmental requirements and changes in, or liabilities under, these requirements; operational risks involving our facilities, including unplanned outages and equipment failure; disruptions in the transmission and distribution of electricity; reductions in production; impairments and/or writedowns of assets; adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats; commodity risk management and energy trading risks; reduced labour availability and ability to continue to staff our operations and facilities; disruptions to our supply chains; climate-change related risks; reductions to our generating units' relative efficiency or capacity factors; general economic risks, including deterioration of equity and debt markets, increasing interest rates or rising inflation; general domestic and international economic and political developments, including potential trade tariffs; industry risk and competition; counterparty credit risk; inadequacy or unavailability of insurance coverage; increases in the Company's income taxes and any risk of reassessments; legal, regulatory and contractual disputes and proceedings involving the Company; reliance on key personnel; and labour relations matters.

The foregoing risk factors, among others, are described in further detail under the heading "Governance and Risk Management" in the MD&A, which section is incorporated by reference herein.

Readers are urged to consider these factors carefully when evaluating the forward-looking statements and are cautioned not to place undue reliance on them. The forward-looking statements included in this news release are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. The purpose of the financial outlooks contained herein is to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and U.S.	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com